
November 16, 2016

Neil C. Rifkind
Vice President, General Counsel and Secretary
Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, NY 10017

      Re: Tiptree Financial Inc.
           Registration Statement on Form S-3
           Filed November 2, 2016
           File No. 333-214394

Dear Mr. Rifkind:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed November 2, 2016

Facing Page

1.   Please revise to include a Calculation of Registration Fee table as required by Form S-3.

Selling Stockholders, page 32

2.   Please reconcile the sum of the number of shares being offered by the holders reflected in the table with both the number of shares disclosed on the prospectus cover page as being offered pursuant to this registration statement and the number as to which counsel has provided its opinion in Exhibit 5.1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mary Beth Breslin, Legal Branch Chief, at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance